TRI-VISION INTERNATIONAL LTD./LTEE

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED

2006 NOV 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 13, 2006




06018645

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Management's Discussion and Analysis and Consolidated Interim Financial Statements for the six months ended September 30th, 2006 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Per: Shereen Dorey

/sd

Encl.

11/22

TRI-VISION INTERNATIONAL LTD/LTEE.(the " Company")

Management Discussion and Analysis for the three and six month periods ended September 30, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. The discussion should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and six month periods ended September 30, 2006, including the notes thereto, and Management's Discussion & Analysis for the fiscal year ended March 31, 2006 contained in the Company's Annual Report.

This MD&A is dated and has been prepared as of November 2, 2006.

All dollar amounts are in Canadian Dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should" "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops, manufactures and supplies its cable television (CATV) products, including its services and distributorship business through its wholly-owned subsidiary, Think Broadband Solutions Inc. The Company is also involved in offering V-Chip licenses to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America, through its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc. All business is conducted in one business segment with two core areas, CATV products and V-Chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value-added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-Chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. Approximately 40% of all televisions sold in the USA have been licensed to date and our efforts to increase this percentage continue.

During the period, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements during the quarter ended September 30, 2006.
  - (US Patent- Lite-On Technology Corporation, Top Powersonic Co., Ltd., Emerson Radio Macao Commercial Offshore Ltd., Nakamichi Corporation Ltd., Tecwell, Inc. dba AKIRA, Daewoo Electronics Corporation, Esto Inc., Newlane Limited and Runco International Inc.
  - (Canadian Patent- Top Powersonic Co., Ltd., Tecwell Inc. dba AKIRA, Benq [should this be "BenQ"?] Corporation, Nakamichi Corporation Limited, ,Emersun RadioMacao Commeercial Offshore Ltd. and Runco International Inc.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

	For three months ended September-30		For six months ended September-30	
	2006	**2005**	**2006**	**2005**
Revenues	$1,629	$2,088	$3,411	$4,166
Gross profit	$ 189	$1,197	$747	$1,798
Gross profit %	11.6%	57.3%	21.9%	43.2%
EBITDA (see section on EBITDA below)	$(720)	$379	$(753)	$ 652
EBITDA %	(44.2%)	18.2%	(22.1%)	15.7 %
Net income (loss)	$(996)	$14	$(1,360)	$(82)
Net income (loss) %	(61.1%)	0.7%	(39.9%)	(2.0%)
Per share information				
EBITDA	(0.01)	$0.01	(0.01)	$ 0.01
Net income (loss) for the year	(0.02)	$0.00	(0.02)	($ 0.00)
Weighted average shares outstanding (in thousands)- basic & diluted	56,030	56,030	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the three and six month periods ended September 30, 2006, compared to 2005

Revenues

Revenues for the quarter ended September 30, 2006, decreased by 22.0% to $1.6 million compared to $2.1 million reported in the corresponding period last year. Revenues decreased by 18.1% in six months ended September 30, 2006 to $3.4 million from $4.2 million in the prior period.

Royalty revenues decreased by 81.0% to $0.3 million compared to $1.5 million in second quarter of last year. Royalty revenues decreased by 50.6% to $1.0 million in the six months ended September 30, 2006 compared to $1.9 million in the corresponding period in 2005. The summer season is traditionally the slowest for television sales which negatively impacts our royalty revenue stream. The US government has mandated that by March 1, 2007, all digital receivers sold in the United States require V-chip flexibility. Furthermore, the US government has also mandated that by February 2009 analog signals will no longer be available, therefore requiring all analog television products that exist to use a digital tuner to receive a digital signal. Accordingly, we expect the Company's licensing activities to benefit both as digital televisions are sold into the United States and as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to start to show positive results in the fourth quarter of the our fiscal year, as the fourth quarter of the calendar year is traditionally the strongest season for television sales. Our success will be dependent on our ability to continue our licensing of manufacturers that sell or import into the United States. See also "Outlook" below.

Revenues from our traditional CATV business increased by 126.6% % to $1.3 million in the quarter ended September 30, 2006 as compared to $0.6 million in quarter ended September 30, 2005. Revenues from our traditional CATV business increased by 20.6% to $2.4 million in the six month period compared to $2.2 million in the corresponding period last year. The main reason for the increase in CATV sales is the new third-party distribution contracts being finalized and fulfilled through Think Broadband Solutions Inc. This offset a further decline in our traditional CATV business that continues to result from the shift in the marketplace from analog to digital cable systems. Tri-Vision has historically catered to the analog based systems while the market is now

- shifting to more digital-based products and we are repositioning our traditional CATV business to meet these new market demands.

Gross profit margin

The Company's overall gross profit margin dropped to 11.6% and 21.9% for the quarter and six month period ended September 30, 2006, respectively, compared to 57.3% and 43.2% in the corresponding period of 2005, due to decreased licensing revenue and reduced margins on CATV product sales. The gross profit is arrived at as follows:

CD$000's:

	Three months ended, September 30, 2006				Three months ended, September 30, 2005			
	REV	COS	GM	GM%	REV	COS	GM	GM%
CATV	1,346	1,207	139	10.3	594	659	(65)	(10.9)
V-Chip	283	233	50	17.7	1,494	232	1,262	84.7
Total	1,629	1,440	189	11.6	2,088	891	1,197	57.3

	Six months ended, September 30, 2006				Six months, September 30, 2005			
	REV	COS	GM	GM%	REV	COS	GM	GM%
CATV	2,450	2,199	251	10.2	2,221	1,903	318	14.3
V-Chip	961	465	496	51.6	1,944	464	1,481	76.1
Total	3,411	2,664	747	21.9	4,165	2,367	1,798	43.2

The gross profit on our CATV business was substantially affected in the quarter ended September 30 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers turned over their remaining analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $1.0 million for the quarter ended September 30, 2006, compared to $0.8 million in the corresponding quarter in 2005, representing an increase of 19%. For the six months ended September 30, 2006, selling, general and administrative expenses were $1.7 million as compared to $1.4 million in the corresponding period in 2005. The increases are attributable primarily to: (i) increased legal costs related to increased activity in the negotiation, drafting and signing of numerous new licensing agreements (ii) the accrual of stock option cost; (iii) higher mailing cost of annual financial statements; and . (iv) the employment of two new senior executives at Think Broadband for the full period versus only part of the period last year. .

Research and development costs

Net research and development expenses were flat at $0.2 million for the quarter ended September 30, 2006, as compared to $0.2 million in the corresponding period of 2005. These expenses for the six month period ended September 30. 2006 were $0.3 million versus $0.4 million for the corresponding period in 2005.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The exchange loss for the quarter was $54,491 and for six months to September 30, 2006 was $0.1 million. This compares to $0.1 million for the corresponding quarter and six month period in the prior year.

Net loss

Net loss after taxes was $1.0 million ($0.02 per share) for the quarter ended September 30, 2006, compared to a net income of $0.1 million ($0.00 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower licensing revenue; (ii) increased material cost of CATV products; (iii) higher legal expenses associated with finalizing new licensing agreements; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also resulted negatively on our net loss. The net loss for six months to September 30, 2006 was $1.4 million as compared to a net loss of $0.1 million in the corresponding period in 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Loss before interest, income tax and non-cash depreciation and amortization costs for the quarter ended September 30, 2006 was $0.7 million (($0.01) per share) compared to income of $0.4 million ($0.01 per share) in 2005. Loss before interest, income tax and non-cash depreciation and amortization costs for the six months ended September 30, 2006, was $0.8 million (($0.01) per share) compared to income of $0.7 million ($0.01 per share) in the corresponding six month period in 2005

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

	Three months ended September 30, 2006	Six months ended September 30, 2006
Net loss per financial statements	$ 996,226	$1,360,359
Add back:		
Interest (net)	49,622	83,817
Income tax	(20,178)	(80,870)
Amortization and depreciation	(305,434)	(610,113)
EBITDA (loss) as calculated	$ 720,327	$ 753,193

Working capital

Working capital ratios at September 30, 2006 and March 31 2006 were 6.6:1 and 7.2:1, respectively. Working capital has decreased in the current period compared to year end due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $2.4 million as at September 30, 2006, compared to $3.8 million as at March 31, 2006. Cash used in operating activities for the quarter ended September 30, 2006, was $1.2 million compared to $1.0 million in corresponding period of 2005.

Investing activities:

There was a net increase of $24,000 in cash resulting from investing activities in the quarter ended September 30, 2006 compared to a net cash outlay of $2.2 million in the corresponding period last year due to investment of $2.4 million in interest bearing term deposits.

Financing activities:

During quarter ended September 30, 2006, $33,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($31,000 in 2005) and $24,000 for repayment of Government grants ($38,000 in 2005).

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2.0 million from a Canadian chartered bank. These facilities were not utilized during the quarter ended September 30, 2006. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation, as discussed below.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-Chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in the notes to the Company's consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors requires pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and

other disclosures are outlined in the notes to the consolidated financial statements of the Company. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has accrued some of the possible revenue in the current financial statements as the full amount of the settlement has not yet been determined.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defence. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of the Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at September 30, 2006.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$2,274,000 collateralized by the same amount of restricted term deposits. The contingent obligation is disclosed in the notes to the Company's consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the licensed technology. Further details are disclosed in the notes to the Company's consolidated financial statements.

RELATED PARTY TRANSACTIONS:

During the quarter and six months ended September 30, 2006 the Company paid one of its directors $23,250 and $46,250, respectively (2005: $22,500 and $45,000, respectively) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing in Canada, with virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 40% of digital televisions are currently sold under Tri-Vision license and management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-Chip by selling these rights to TV/HDTV manufacturers that import or produce products into the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America with the flexibility to deali with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, the FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games, each with ratings possibilities. The patent, which has been issued in Canada has been filed in United States and in Europe, is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistics- support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended September 30, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with its audited consolidated financial statements and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the quarters ended fiscal year 2005 and 2006 (Unaudited)

(In thousands of Cdn dollars, except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,235	1,390	1,782	1.629
Net income (loss)	(615)	(2,153)	(364)	(996)
Income (loss) per share:				
Basic	(0.01)	(0.04)	(0.01)	(0.02)
Diluted*	(0.01)	(0.04)	(0.01)	(0.02)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the quarters ended fiscal year 2004 and 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,393	1,717	2,078	2,088
Net income (loss)	(654)	(981)	(96)	14
Income (loss) per share:				
Basic	(0.01)	(0.02)	(0.00)	0.00
Diluted*	(0.01)	(0.08)	(0.00)	0.00
Weighted average number of shares outstanding (000's)				
Basic	54,100	54,576	56,030	56,030
Diluted*	55,640	55,652	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	500,000	500,000
Total (maximum number of common shares – fully diluted)		56,530,313

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at September 30 2006 $	As at March 31 2006 $
CURRENT			
Cash and cash equivalents		560,679	483,900
Interest bearing deposits		1,884,212	3,350,000
Accounts receivables	18	1,965,699	1,950,541
Inventories	4	1,234,477	951,250
Prepaid expenses		66,685	112,377
Taxes recoverable		73,369	61,918
		5,785,121	6,909,986
Restricted term deposits	3	2,553,329	2,296,983
Deferred development costs	5	1,148,807	1,235,807
Capital assets, net	6	2,266,429	2,308,249
V-Chip license and Patents, net	7	7,904,510	8,369,337
		19,658,196	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at September 30 2006 $	As at March 31 2006 $
CURRENT			
Accounts payable and accrued liabilities		457,143	669,339
Customers' deposits		171,871	40,523
Government grants payable – current portion	12	96,000	120,000
Mortgage payable – current portion	13	150,120	134,580
		875,134	964,442
Government grants payable	12	173,614	187,688
Mortgage payable	13	518,319	599,244
		691,933	786,932
CONTINGENCIES	19		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	620,543	538,043
Deficit		(16,989,150)	(15,628,791)
		18,091,129	19,368,988
		19,658,196	21,120,362

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
Revenue	10	1,628,927	2,087,924	3,411,043	4,165,653
Cost of sales	7, 16	1,439,722	891,119	2,664,358	2,367,385
Gross profit		189,205	1,196,805	746,685	1,798,268
Selling, general and administrative expenses		988,697	830,008	1,708,893	1,383,451
Research and development	11	171,687	198,695	307,450	384,249
		1,160,384	1,028,703	2,016,343	1,767,700
Income (loss) before interest income (expense), foreign exchange loss and income taxes		(971,179)	168,102	(1,269,658)	30,568
Interest income		60,587	48,197	104,839	87,561
Interest expense	13	(10,965)	(13,954)	(21,022)	(23,099)
Foreign exchange loss		(54,491)	(142,926)	(93,648)	(86,466)
Income (loss) before income taxes		(976,048)	59,419	(1,279,489)	8,564
Provision for current income taxes	15	(20,178)	(45,159)	(80,870)	(90,159)
Net income (loss)		(996,226)	14,260	(1,360,359)	(81,595)
Deficit, beginning of period		(15,992,924)	(12,874,777)	(15,628,791)	(12,778,922)
Deficit, end of the period		(16,989,150)	(12,860,517)	(16,989,150)	(12,860,517)
Net income (loss) per share	17	(0.02)	0.00	(0.02)	(0.00)
Net income (loss) per share – diluted	17	(0.02)	0.00	(0.02)	(0.00)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
OPERATING ACTIVITIES:					
Net (loss) income		(996,226)	14,260	(1,360,359)	(81,595)
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		24,375	24,750	82,500	49,500
Amortization of capital assets		29,520	25,409	58,286	50,696
Amortization of deferred development costs		43.500	96,780	87,000	193,560
Amortization of V-Chip license and patent		232,414	231,900	464,827	463,800
		(666,417)	393,099	(667,746)	675,961
Changes in non-cash working capital balance related to operations					
Account receivable		(413,996)	(288,229)	(42,719)	326,755
Inventories		(6,376)	(47,146)	(283,227)	(53,042)
Prepaid expenses		54,955	21,041	45,692	34,386
Accounts payable and accrued liabilities		(165,511)	61,868	(212,196)	(207,522)
Taxes payable (recoverable)		(46,807)	-	16,110	178,819
Customers' deposits		(4,717)	(2,511)	131,348	(92,931)
Cash flow provided by (used in) operating activities		(1,248,869)	138,122	(1,012,738)	862,426
INVESTING ACTIVITIES					
Restricted term deposits		70,371	122,869	(256,346)	(256,475)
Additions to capital assets		(12,035)	-	(16,466)	(15,477)
Interest bearing deposits		(34,212)	(2,350,000)	1,465,788	(350,000)
Cash flow provided by (used in) investing activities		24,124	(2,227,131)	1,192,976	(621,952)
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(24,386)	(45,552)	(38,074)	(45,552)
Repayment of mortgage payable		(32,616)	(30,973)	(65,385)	(62,046)
Cash flow used in financing activities		(57,002)	(76,525)	(103,459)	(107,598)
Net increase (decrease) in cash and cash equivalents during the period		(1,281,747)	(2,165,534)	76,779	132,876
Cash and cash equivalents, beginning of period		1,842,426	3,516,557	483,900	1,218,147
Cash and cash equivalents, end of period		560,679	1,351,023	560,679	1,351,023

ADDITIONAL INFORMATION:

Cash paid for mortgage and other interest expense	10,965	18,809	21,022	27,954
Cash received from interest income	55,326	15,033	84,595	58,805
Cash paid for income taxes	49,576	8,589	126,330	97,965

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

1. NATURE OF BUSINESS:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Second Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2.6 million at September 30, 2006 mature at various dates ranging from November 06, 2006 to December 13, 2006. Although the restricted funds mature and the letter of credit expires, within one year after September 30, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 16).

4. INVENTORIES:

Inventories consist of the following:	September-30 2006 $	March-31 2006 $
Raw materials (converters and equipment)	189,842	173,285
Raw materials (parts and supplies)	470,739	488,548
Finished goods (converters and transmitters)	61,047	140,074
Finished goods (cable equipment)	512,849	149,343
	1,234,477	951,250

TRI-VISION INTERNATIONAL LTD./LTEE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 12)	(87,000)	(782,797)
Balance, end of period	1,148,807	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending September 30 2006, as a result of this review, the Company increased its amortization by $nil. (September 30, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	September-30 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
Total cost capitalized	7,241,658	7,241,658
Less: accumulated amortization	(6,092,851)	(6,005,851)
	1,148,807	1,235,807

6. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	116,796	974,221	1,091,017	96,914	994,103
Equipment	808,046	464,388	343,658	792,205	427,032	365,173
Furniture and fixtures	56,591	47,041	9,550	55,965	45,992	9,973
	2,894,654	628,225	2,266,429	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS:

V-Chip license and patent consist of the following

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,405,000	7,885,000	15,290,000	6,941,200	8,348,800
Patents	34,915	15,405	19,510	34,915	14,378	20,537
	15,324,915	7,420,405	7,904,510	15,324,915	6,955,578	8,369,337

The amortization of the V-Chip license and patents in the amount of $0.2 million (2005 - $0.2 million) for the quarter and $0.5 million (2005 - $0.5 million) for six months is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At September 30, 2006, the Company had available a bank overdraft facility in the amount of $2.0 million (2005 - $2.0 million) of which up to U.S. $0.3 million (2005 – U.S. $0.3 million) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.75% plus 0.5% per annum at September 30, 2006 (2005 – 4.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.00% as at September 30, 2005 (March 2005 – 6.75%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At September 30, 2006, the Company also had a separate cash secured letter of credit facility in the amount of $2.5 million (2005 - $2.5 million) in connection with the licensing arrangement described in note 16. At September 30, 2006, letter of credit amounting to US$2.3 million (2005 – US$2.0 million) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2006	56,030,313	34,456,736
Exercise of options	-	-
Balance on September 30, 2006	56,030,313	34,459,736

(iii) Contributed surplus:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (b) (c)	82,500	283,583
Balance, end of period	620,543	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from February 10, 2008 to February 15, 2008, with exercise price ranging from $1.60 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, September 30, 2005	418,065	1.73
Granted (a) (c) (e)	650,000	1.75
Expired (b) (d) (e)	568,065	1.80
Balance, September 30, 2006	500,000	1.68

The following table summarizes information about the common share stock options outstanding at September 30, 2006:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.60	400,000	1.37	200,000
2.00	100,000	1.36	50,000
1.60 to 2.00	500,000	1.37	250,000

The weighted average price of options exercisable at September 30, 2006 is $1.68 (2005 - $1.67).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended:

	September 30 2006	March 31 2006
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 72.1%%	50.1% to 72.1%
Expected time until exercise, in years	1.36 to 1.37	0.66 to 1.88

Compensation for stock options granted to directors (a) an employee (c) and service provider (d) during the period amounted to $24,375 (2005 - $24,750) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On February 15, 2006, the company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised as at September 30, 2006.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during fiscal 2006

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. All these options expired unexercised during fiscal 2006.

On February 10, 2006, the company granted stock options to certain directors to purchase up to 100,000 common shares at an exercise price of $2.00 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on February 11, 2007 None of these options were exercised as at September 30, 2006

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1.0 million sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. All these options expired unexercised during the quarter.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant.. All these options expired unexercised during the quarter

(e) Stock options to Cavalcanti Hume Funfer Inc.

On February 10, 2006, the company granted Calvalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date od August 10, 2006. All these options expired unexercised during the quarter.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
V-Chip licensing and decoder	291,255	1,513,080	974,488	1,901,358
Converters and transmitters	66,609	79,118	116,688	259,706
Cable equipment	1,201,007	471,910	2,167,678	1,790,008
Other	70,056	23,816	152,189	124,581
	1,628,927	2,087,924	3,411,043	4,165,653

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Canada	1,273,391	236,645	2,023,664	1,211,049
United States	272,637	1,176,503	509,267	1,543,521
Japan	(61,083)	451,586	480,597	901,586
West Indies	-	3,979	2966	31,586
Middle East	-	553	-	78,930
Others	143,982	218,658	394,549	398,981
	1,628,927	2,087,924	3,411,043	4,165,653

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Total research and development costs incurred during the period	128,187	101,915	220,450	190,689
Amortization of deferred development costs (note 6)	43,500	96,780	87,000	193,560
Net research and development expense	171,687	198,695	307,450	384,249

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling $0.5 million which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest

Mortgage interest expense recorded in the consolidated statements of income and deficit is $23,099 (Septembr-2005 - $26,372).

14. RELATED PARTY TRANSACTIONS:

During six months ended September 30, 2006 the Company paid one of its directors $46,250 (2005 – $45,000) for technical consulting services.

15. INCOME TAXES:

As at September 30, 2006, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million.

At September 30, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at September 30, 2006 amounts to U.S. $2.3 million (2005 – U.S. $2.0 million) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $0.2 million.

17. NET INCOME PER COMMON SHARE:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Net income (loss) for the period– basic and diluted	(996,226)	14,260	(1,360,359)	(81,595)
Weighted average number of common shares outstanding during the year - basic	56,030,313	56,030,313	56,030,313	56,030,313
- diluted	56,030,313	56,030,313	56,030,313	56,030,313
Net income per share – basic and diluted	(0.02)	0.00	(0.02)	(0.00)

18. FINANCIAL INSTRUMENTS

(i) Fair values

The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at September 30, 2006, accounts receivable from five significant customers accounted for 48.3% (2005 – five customers – 62.2%) of the accounts receivable year end balance

(iii) Foreign currency

A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

19. LEGAL CLAIMS FILED BY TRI-VISION

At September 30, 2006, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.